Shanda Interactive Entertainment Limited
Notice of Annual General Meeting of Shareholders
To Be Held on October 11, 2011

On October 11, 2011, Shanda Interactive Entertainment Limited, a Cayman Islands company (the “Company”), will hold its annual general meeting of shareholders at Unit 403A, 4th Floor, Golden Center, 188 Des Voeux Road Central, Hong Kong., at 10:00 a.m. Hong Kong Time for the following purposes:

1.	The election of seven (7) directors to serve for the ensuing year or until their successors are elected and duly qualified; and

2.	Any other business properly brought before the meeting.

You can find more information about each of these items, including the nominees for directors, in the attached proxy statement. Only shareholders registered in the register of members at the close of business on August 25, 2011, New York Time, can vote at this meeting or any adjournment that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Director of Investor Relations, Shanda Interactive Entertainment Limited, No. 208 Juli Road, Pudong New Area, Shanghai, 201203, China, not later than 10:00 a.m., Hong Kong Time on October 9, 2011.

By Order of the Board of Directors,
/S/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors and Chief Executive Officer

Shanghai, China
September 20, 2011

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders (the “AGM”) to be held on October 11, 2011 at 10:00 a.m., Hong Kong Time, or at any adjournment or postponement thereof. The AGM will be held at Unit 403A, 4th Floor, Golden Center, 188 Des Voeux Road Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the AGM and voting in person. A written notice of revocation must be delivered prior to 10:00 a.m., Hong Kong Time October 9, 2011 to the attention of Director of Investor Relations, Shanda Interactive Entertainment Limited at No. 208 Juli Road, Pudong New Area, Shanghai 201203, China if you hold our ordinary shares, or to The Bank of New York Mellon before 5:00 p.m., New York Time October 3, 2011 at P.O. Box 8016, CARY, NC 27512-9903 if you hold American Depositary Shares, known as ADSs, representing our ordinary shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on August 25, 2011, New York Time are entitled to vote at the AGM. Our ordinary shares underlying ADSs are included for purposes of this determination. As of August 25, 2011, 111,805,912 of our ordinary shares, par value US$0.01 per share, were issued and outstanding, of which 39,685,498 were represented by ADSs. The holders of a majority of the issued and outstanding shares of the Company entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative shall form a quorum for all purposes.

Voting and Solicitation

Each ordinary share outstanding on the record date is entitled to one vote. Voting at the AGM will be by a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting, (ii) by at least three shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding ordinary shares of the Company representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the AGM, or (iv) by a shareholder or shareholders present in person or in the case of a shareholder being a corporation by its duly authorized representative or by proxy and holding ordinary shares of the Company conferring a right to vote at the AGM being ordinary shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

The costs of soliciting proxies will be borne by the Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

Proxies which are properly dated, executed and returned by holders of ordinary shares will be voted at the AGM in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the ordinary shares will be voted FOR proposal 1, and in the proxy holder’s discretion as to other matters that may properly come before the AGM. Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request. The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions. As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the AGM.

The Bank of New York Mellon and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.

If (i) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (ii) the enclosed ADS Voting Instruction Card is improperly completed or (iii) no ADR Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time October 3, 2011, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the AGM to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

Deadline for Shareholder Proposals for the 2012 Annual General Meeting

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2012 annual general meeting must be received by May 31, 2012 at No. 208 Juli Road, Pudong New Area, Shanghai, 201203, China, Attention: Director of Investor Relations. The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

PROPOSAL 1

ELECTION OF DIRECTORS

Nomination of Board of Directors

The board of directors has nominated seven directors for election at the AGM. Each director to be elected will hold office until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Our Articles of Association presently authorize up to fifteen board positions.

Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the seven nominees named below. The board of directors has no reason to believe that any of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominee as the Company’s management may propose.

The names of the nominees, their ages as of August 25, 2011 and the principal positions currently held by them are as follows:

Name	Age	Position
Tianqiao Chen(1).	38	Chairman of the Board of Directors and Chief Executive Officer
Danian Chen.	33	Director, Chief Operating Officer
Qianqian Luo(1).	35	Non-executive Director
Jingsheng Huang(2).	53	Independent Director
Chengyu Xiong(2).	57	Independent Director
Kai Zhao(2).	67	Independent Director
Grace Wu.	40	Director, Chief Financial Officer

(1) Member of the compensation committee.
(2) Member of the audit committee.

Tianqiao Chen, one of our co-founders, has served as the chairman of our board of directors and our chief executive officer since our inception in December 1999 and he has served as president since January 2010. Mr. Chen established Shanghai Shanda Networking Co., Ltd. , or Shanda Networking with Danian Chen in December 1999. Prior to establishing Shanda Networking, Mr. Tianqiao Chen served as the vice director of the office of the president of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Mr. Tianqiao Chen holds a bachelor’s degree in economics from Fudan University. Mr. Tianqiao Chen is the brother of Danian Chen, our co-founder and one of our directors, and is married to Qianqian Luo, one of our directors.

Danian Chen, one of our co-founders, established Shanda Networking with Tianqiao Chen in December 1999. Mr. Danian Chen has served as our chief operating officer since April 2008 and as a member of our board of directors since our inception in 1999.  Since August 2005, Mr. Danian Chen has served as our senior executive vice president. From July 2003 to August 2005, Mr. Danian Chen served as our senior vice president and from December 1999 to July 2003, Mr. Danian Chen served as our director of products. Mr. Danian Chen is Tianqiao Chen’s brother.

Qianqian Luo has served as our director since our inception in December 1999. Ms. Luo previously served as our director of administration from November 1999 to July 2003 and vice president from July 2003 to February 2004. Ms. Luo served as a project manager at the investment banking department of Kinghing Trust & Investment Co., Ltd. from 1998 to 1999. Ms. Luo holds a bachelor’s degree in economics from Financial & Banking Institute of China. Ms. Luo is married to Tianqiao Chen.

Jingsheng Huang has served as our director since October 2005. Since August 2011, Mr. Huang has served as Partner at TPG Capital. From October 2005 to July 2011, he was Managing Director at Bain Capital. From January 2002 to September 2005, he was Managing Director China at SOFTBANK Asia Infrastructure Fund, or SAIF, and served as a director on the board of twelve SAIF portfolio companies in the technology, telecommunications and media sectors. Prior to joining SAIF, Mr. Huang was a partner at SUNeVision Ventures. Mr. Huang has also served as Senior Manager of Strategic Investments at Intel Capital, Director of Asia Pacific Research Operations at Gartner Group and Vice President of Marketing of Mtone Wireless. Mr. Huang holds an MBA degree from Harvard Business School, a master’s degree in sociology from Stanford University and a bachelor’s degree in English from Beijing Foreign Studies University.

Chengyu Xiong has served as our director since October 2005. Dr. Xiong is a professor and deputy dean of the School of Journalism and Communication at Tsinghua University. In addition, Dr. Xiong serves as the director of both the New Media Studies Center and the Cultural Industries Center at the School of Journalism. Dr. Xiong received his doctorate degree from Brigham Young University. Dr. Xiong has written, edited and translated numerous books and articles.

Kai Zhao has served as our director since 2009. Mr. Zhao previously served as dean of the Journalism School of Fudan University, secretary general of the China Communist Party (CCP) committee of Wenhui-Xinmin United Press Newspaper Group, general editor of Liberation Daily and secretary general of the CCP committee of Shanghai Municipal Radio, Film and Television Bureau as well as in various managerial roles at Shanghai Municipal Radio and Television Bureau, Oriental Radio Station, Shanghai People’s Radio Station and Qinghai Daily. Mr. Zhao received a bachelor’s degree in journalism from Fudan University in 1962.

Grace Wu has served as chief financial officer since November 2007 and as our director since December 2007. Ms. Wu previously served as our vice president of strategic investments.  Prior to joining us, Ms. Wu was responsible for financial planning and analysis, investor relations and capital markets activities of AU Optronics Corp. Prior to that, Ms. Wu worked at Goldman Sachs and Lehman Brothers where she divided her responsibilities between the equity capital markets and investment banking divisions.  Ms. Wu holds a bachelor’s degree from National Taiwan University and a Master of International Affairs degree in international banking and finance from Columbia University.

The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per share owned for each director to be elected. Shareholders cannot use cumulative voting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.

 Meetings and Committees of the Board of Directors

Following our annual general meeting of shareholders in October 2010, our board met in person or on conference calls or passed resolutions by unanimous written consent three (3) times. We have no specific policy with respect to director attendance at our annual general meeting.

Our board has two committees, namely the audit committee and the compensation committee. Jingsheng Huang, Chengyu Xiong and Kai Zhao are currently the members of the audit committee. Tianqiao Chen and Qianqian Luo are currently the members of the compensation committee. Our board does not have a nominating committee or a committee performing the functions of a nominating committee.

Our board of directors has adopted a written audit committee charter pursuant to which the audit committee is responsible for overseeing the accounting and financial reporting processes of the Company, including the appointment, compensation and oversight of the work of our independent auditors, monitoring compliance with our accounting and financial policies and evaluating the Company’s procedures and policies relative to the adequacy of our internal accounting controls. Following our annual general meeting of shareholders in October 2010, our audit committee met in person or on conference calls or passed resolutions by unanimous written consent three (3) times. Each member of our audit committee satisfies the “independence” and financial literacy requirements of Nasdaq’s listing standards. Our board has also concluded that Jingsheng Huang meets the criteria for an “audit committee financial expert” as established by the U.S. Securities and Exchange Commission.

Compensation of Directors

In 2010, we provided an annual retainer under our board resolution to each of our three outside independent directors. Other than the annual retainer and customary travel expense reimbursement, we did not provide any other compensation to these directors in 2010.

All of our current directors have entered into indemnification agreements in which we agree to indemnify, to the fullest extent allowed by Cayman Islands law, our charter documents and other applicable law, those directors from any damages, losses or expenses in the event they suffer such losses as a result of their serving as director of the Company, unless the liability or expense arises from the director’s own willful negligence or willful default. The indemnification agreements also specify the procedures to be followed with respect to indemnification.

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1)
Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Shanda Interactive Entertainment
Limited, No. 208 Juli Road, Pudong New Area, Shanghai, 201203,
China, Attention: Director of Investor Relations.

Our Director of Investor Relations will review and log this
correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of
correspondence which our board has identified as correspondence which may be retained in our files and not be sent to directors.
Our board of directors has authorized the Director of Investor
Relations to retain and not send to directors communications that:

2)
(a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to ordinary course of business customer service and satisfaction issues, or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of
communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the
Director of Investor Relations will not screen communications sent to directors.

3)
The log of shareholder correspondence will be available to members of our board for inspection. At least once each year, the Director of Investor Relations will provide our board with a summary of the communications received from shareholders, including the
communications that were not sent to directors in accordance with the screening procedures approved by our board.

OTHER MATTERS

We know of no other matters to be submitted to the AGM. If any other matters properly come before the AGM, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,
/s/ Tianqiao Chen
Tianqiao Chen
Chairman of the Board of Directors and Chief Executive Officer

Dated: September 20, 2011